SECURITIES AND EXCHANGE COMMISION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the Month of January 2008

SCAILEX CORPORATION LTD.
(Translation of registrant’s name into English)

16 Shenkar St, Entrance B,
Herzliya Pituach,
P.O.B. 12423
Israel, 46733
(Address of principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

        Indicate by check mark whether by furnishing the information contained in this form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

        If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ____________

1.	On December 20, 25, 26, 30, 31, 2007 and January 1, 2008, Scailex Corporation Ltd. (the “Company”) filed a report with the Israeli Securities Authority and the Tel Aviv Stock Exchange regarding changes in shareholdings of interested parties, as follows:

A.	Tao Tsout Ltd. purchased on December 18, 24, 25, 27, 30 and 31, 2007 - 505,882 ordinary shares of the Company, as follows:

Date	Number of Shares	Purchase Price ILS / $

18/12/07	1,186	37.99
18/12/07	76,905	38.00
18/12/07	5,000	38.10
18/12/07	6,000	38.60
18/12/07	51	38.70
18/12/07	309	38.71
18/12/07	2,000	38.73
18/12/07	1,000	38.74
18/12/07	846	38.76
18/12/07	314	38.80
18/12/07	10,000	37.75
18/12/07	31,513	37.83
24/12/07	13,000	37.80
25/12/07	3,500	38.60
27/12/07	800	$10.192
30/12/07	200	38.91
30/12/07	5,059	38.95
30/12/07	380	39.19
30/12/07	192	39.20
30/12/07	300	39.27
30/12/07	1,421	39.30
30/12/07	300	39.38
30/12/07	1,200	39.39
30/12/07	4,000	39.40
30/12/07	2,200	39.50
30/12/07	2,671	39.85
30/12/07	10,035	39.98
31/12/07	305,020	38.33
31/12/07	17,000	39.20
31/12/07	3,480	39.22

After the above mention purchases the holdings status of our interested parties are as follow:

			Percentage of the company's shares
Name of interested parties	Number of Shares / (*) Options		Outstanding	Fully diluted

Tao Tsuot Ltd.[1]	8,526,615		22.3%	22.3%
Ilan Ben Dov	117,062		0.3%	0.3%
Sunny Electronics Ltd.	4,725,935		12.4%	12.4%
Israel Petrochemical Enterprises Ltd.	19,112,255		50.06%	49.95%
Modi Peled (Via Palgo Ltd.)	2,300		0.01%	0.01%
Yahel Shachar	40,000	(*)	0%	0.1%

[1] The Ben Dov group, which includes Tao Tsout Ltd, Suny Electronics Ltd. and Ilan Ben Dov himself and its wholly owned subsidiaries, hold, as of the date of the report, 13,369,612 ordinary shares of the Company, representing 35.0% of the Company’s issued share capital and 35.0% on a fully diluted basis.

SIGNATURE

Pursuant to the requirement of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SCAILEX CORPORATION LTD. By: /s/ Shachar Rachim —————————————— Shachar Rachim Chief Financial Officer

January 2, 2008